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Exhibit 21.1

SUBSIDIARIES OF MRS. FIELDS FAMOUS BRANDS, LLC

        The subsidiaries of Mrs. Fields Famous Brands, LLC* and their respective state or jurisdiction of incorporation or organization are as follows:

Mrs. Fields Financing Company, Inc.	Delaware
Mrs. Fields Franchising, LLC	Delaware
Great American Cookie Company Franchising, LLC	Delaware
Pretzelmaker Franchising, LLC	Delaware
Pretzel Time Franchising, LLC	Delaware
Great American Manufacturing, LLC	Delaware
TCBY Systems, LLC	Delaware
The Mrs. Fields' Brand, Inc.	Delaware
Mrs. Fields Gifts, Inc.	Utah
Mrs. Fields Cookies Australia, Inc.	Utah
TCBY International, Inc.	Utah
TCBY of Texas, Inc.	Texas

        Each of these subsidiaries does business under its respective corporate name.

*
Excludes subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as of the end of fiscal year 2003.

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  Exhibit 21.1